EXHIBIT 12.1
RRI ENERGY, INC. AND SUBSIDIARIES
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES
(Unaudited)

	2009(1)	2008	2007(2)	2006(3)	2005(4)
		(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$181,354	$199,590	$262,410	$367,887	$363,606
Capitalized interest	22,616	17,353	4,186	—	120
Interest within rent expense	41,311	42,599	43,653	50,592	51,145

Total fixed charges	$245,281	$259,542	$310,249	$418,479	$414,871

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$(604,381)	$26,266	$(361,731)	$(590,434)	$(929,131)
(Income) loss of equity investments of unconsolidated subsidiaries	(605)	(1,198)	(4,686)	(5,791)	(25,458)

Subtotal	(604,986)	25,068	(366,417)	(596,225)	(954,589)

Plus —
Fixed charges from above	245,281	259,542	310,249	418,479	414,871
Amortization of capitalized interest	9,554	8,887	8,529	8,459	8,457
Distributed income of equity investees	3,750	3,750	5,500	10,000	5,500
Less —
Capitalized interest	(22,616)	(17,353)	(4,186)	—	(120)

	$(369,017)	$279,894	$(46,325)	$(159,287)	$(525,881)

Ratio of earnings from continuing operations to fixed charges	—	1.08	—	—	—

(1)	For 2009, our earnings were insufficient to cover our fixed charges by $614 million.

(2)	For 2007, our earnings were insufficient to cover our fixed charges by $357 million.

(3)	For 2006, our earnings were insufficient to cover our fixed charges by $578 million.

(4)	For 2005, our earnings were insufficient to cover our fixed charges by $941 million.